

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 16, 2018

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

      Re: Best Western International, Inc.
              Amendment No. 2 to
              Draft Registration Statement on Form S-1
              Submitted July 2, 2018
              CIK No. 0001733381

Dear Mr. Cuculic:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1. Please provide us with copies of the written material involving the proposed offering provided to the regional governors and the ad hoc committee members. In addition, provide copies of any scripts or presentation materials used by the company in connection with its presentation to the general membership regarding the proposed conversion, as well as any letters or e-mails sent to members concerning the conversion.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP